Exhibit 99.B (g)(3)

SCHEDULE D

TO THE AMENDED AND RESTATED

ADMINISTRATION AND TRANSFER AGENCY AGREEMENT

BETWEEN

SEI LIQUID ASSET TRUST

AND

SEI INVESTMENTS GLOBAL FUNDS SERVICES

DATED AS OF OCTOBER 17, 2006

Portfolios:	This Agreement shall apply with respect to all portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolio of the Trust (the “Fund”):

	Prime Obligation Fund

Fees:	Pursuant to Article 5, the Trust shall pay the Administrator the following fee, at the annual rate set forth below calculated based upon the aggregate average daily net assets of the Trust:

	Prime Obligation Fund – Class A Shares	0.42%